nFÜSZ, INC.

344 South Hauser Blvd., Suite 414

Los Angeles, California 90036

855-250-2300

www.nfusz.com

December 10, 2018

VIA EDGAR TRANSMISSION

Robert S. Littlepage

Accountant Branch Chief

Kathleen Krebs

Special Counsel

Joshua Shainess

Attorney-Advisor

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	nFüsz, Inc.
Registration Statement on Form S-1
Filed August 14, 2018
File No. 333-226840

Dear Mr. Littlepage, Ms. Krebs, and Mr. Shainess:

nFüsz, Inc., a Nevada corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2018 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1, filed with the Commission on August 14, 2018.

This letter sets forth the comments of the Staff in the Comment Letter and our responses.

Registration Statement on Form S-1

Risk Factors – Risks Related to the Proposed Sound Concepts Acquisition, page 15

1.	Address here how you intend to raise the funds required to pay the Sound Concepts acquisition cash payment. Additionally, given that the success of this offering appears to bear significantly on whether the acquisition will be consummated, you should include risk factor disclosure that investors will not have the Rule 419 protections typically associated with blank check offerings (e.g., the funds will not be held in escrow pending the consummation of the acquisition, and that you will have immediate access to the funds of this offering whether or not the acquisition is completed).

Response:

The amended, additional disclosure is contained in new risk factors on pages 15 and 16. Additional disclosure is also contained in the “Prospectus Summary” section on page 2, “Use of Proceeds” section on page 18, and “The Proposed Sound Concepts Acquisition” section on page 27.

The Proposed Sound Concepts Acquisition, page 28

2.	We note your disclosure in the use of proceeds section that you may us a “material portion” of the net proceeds from this offering to fund all or part of the acquisition cash payment. Expand your disclosure to explain how you intend to make the cash payment required by the terms of the letter of intent without using proceeds from this offering. We note your disclosure that as of June 30, 2018, you had cash of approximately $1.4 million. If applicable, disclose here and in the risk factors section that your ability to make the required cash payment is dependent upon the success of this offering.

Response:

The amended, additional disclosure is contained in “The Proposed Sound Concepts Acquisition” section on page 27. Additional disclosure is also contained in the “Prospectus Summary” section on page 2, “Risk Factors” section on page 15, and “Use of Proceeds” section on page 18.

3.	Regarding your proposed acquisition of Sound Concepts, please fully comply with Rule 3-05 and Article 11 of Regulation S-X or Rules 8-04 and 8-05 of Regulation S-X, as applicable or advise us. We refer you to FRC 506.02(c)(ii) for guidance when determining whether an acquisition is probable.

Response:

Please refer to the “Unaudited Pro Forma Condensed Combined Financial Information” section beginning on page 43, as well as the “Index to Financial Statements” section on page F-1 for the financial statements of Sound Concepts, Inc., for the nine months ended September 30, 2018 and 2017, and the years ended December 31, 2017 and 2016, as well as the Report of Independent Registered Public Accounting Firm.

If Staff should have any questions or comments regarding this submission or response, please feel free to contact the undersigned or Randolf W. Katz at 714-966-8807.

Thank you for your ongoing courtesy in this matter.

Very truly yours,

nFÜSZ, INC.

By:	/s/ Rory Cutaia
Rory Cutaia
President and Chief Executive Officer